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                               EXHIBIT 1.A.(5)(d)


                       RIDER FOR ACCIDENTAL DEATH BENEFIT
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                       RIDER FOR ACCIDENTAL DEATH BENEFIT

We, National Life Insurance Company, will pay the accidental death benefit, subject to the terms of this rider, in additional to the Death Benefit of this policy, when we receive at our Home Office due proof that while this rider was in force the Insured died solely from accidental bodily injuries. The amount of such benefit is set forth in the Data Section

Any accidental death benefit payable shall be doubled if such proof shows that the death of the Insured was a result of having been a fare-paying passenger in or upon a public conveyance operated by a common carrier for passenger service.

The date of issue of this rider is the policy Date of Issue unless a later date is set forth below.

LIMITATION OF LIABILITY. This benefit shall not be payable if the Insured's death resulted from:

       1.     suicide or purposely self-inflicted injury, while sane or insane;
              or

       2. physical or mental infirmity or disease or medical or surgical treatment therefor; or

       3.     committing or attempting to commit a felony; or

       4.     war, declared or undeclared, or any act of war; or

       5.     travel or flight in an aircraft:

              a. while the Insured is a pilot or member of the crew of such aircraft; or

              b.     while the aircraft is used for aviation training; or

       6. any drug, hypnotic or narcotic, unless taken as prescribed by the Insured's physician.

AUTOPSY. At our expense, we will have the right to examine the body to make an autopsy, unless not allowed by law.

INCONTESTABILITY. After this rider has been in force during the life of the Insured for two years from its date of issue, we will not contest it. We can, however, at any time contest a claim for benefits under this rider.

COST OF THIS RIDER. The monthly cost of this rider is shown in the Data Section. The monthly cost of this rider shall be deducted from the Accumulated Value of the policy in the same manner as is the Monthly Deduction.

CONSIDERATION. This rider is issued in consideration of the application for the rider and the monthly cost of the rider. The rider and a copy of the application for the rider shall become part of the policy on the date of issue of the rider.

TERMINATION. This rider shall terminate on the earliest of:

       1.     the date the Insured reached Attained Age 70; or

       2.     the date the policy terminates; or



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       3.     any Monthly Policy Date requested, if before that date we receive at our Home Office written request for termination.

When this rider terminates:

       1.     all rights under this rider shall cease; and

       2.     there shall be no further monthly costs for this rider; and

       3. the policy shall be considered as separate and complete without this rider.


Signed for NATIONAL LIFE INSURANCE COMPANY at Montpelier, Vermont, as of the date of issue of this rider, by


                                                  Chairman of the Board
                                                           and
                                                  Chief Executive Officer









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